EXHIBIT 99.1

FOR IMMEDIATE RELEASE
PRESS RELEASE

MAGAL RECEIVES $6 MILLION OF ORDERS TO SECURE CRITICAL SITES IN AFRICA

YAHUD, Israel – Nov. 18th, 2013 -- Magal Security Systems, Ltd. (NASDAQ GM: MAGS) announced today that it recently received two orders for projects in Africa, amounting to $6 million.

The first order is to secure a government-related critical site in Africa, which is expected to be completed by summer 2014. This represents an initial order from this customer and has potential to be expanded to further locations and additional orders.

The second order is an expansion of a contract with the Kenya Port Authority for the security system at the port of Mombasa to include an area which was not covered in the initial contract. Earlier this year, Magal commissioned the initial integrated security project.

Eitan Livneh, President and CEO of Magal S3, commented: “We are encouraged by these orders in Africa, an important target region for us. These orders, from both a new customer as well as an existing one, demonstrate our ability to grow by expanding our customer base, while at the same time leveraging our base of satisfied customers.”

About Magal S3

Magal S3 is a leading international provider of solutions and products for physical and cyber security, safety and site management. Over the past 42 years, Magal S3 has delivered tailor-made solutions and turnkey projects to hundreds of satisfied customers in over 80 countries in some of the world’s most demanding locations.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation cutting edge Physical Security Information Management system (PSIM). The solutions leverage our broad portfolio of homegrown Perimeter Intrusion Detection Systems (PIDS), advanced outdoors CCTV / IVA technology and Cyber Security solutions.

For more information:

Magal Security Systems Ltd.
Eitan Livneh, CEO
Tel: +972-3-539-1421
Cell: +972-54-430-7370
Assistant: Ms. Elisheva Almog
E-mail: ElishevaA@magal-s3.com
Web: www.magal-s3.com

CCG Investor Relations
Ehud Helft/Kenny Green
Tel: (US) +1 646 201 9246
Int’l dial: +972 3 607 4717
E-mail: magal@ccgisrael.com